Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Vivid Seats to Participate in Canaccord Genuity’s 41st Annual

Growth Conference

CHICAGO, IL – August 05, 2021 – Vivid Seats Inc. (“Vivid Seats” or “the Company”), a leading marketplace that utilizes its powerful technology platform to connect millions of fans with thousands of ticket sellers across hundreds of thousands of events each year, today announced that the Company will participate in Canaccord Genuity’s 41st Annual Growth Conference. Stan Chia, Chief Executive Officer and Lawrence Fey, Chief Financial Officer, will participate in a fireside chat hosted by Maria Ripps, Managing Director & Senior Research Analyst of Canaccord Genuity, on Wednesday, August 11th at 10:00 a.m. ET.

For further information, or to schedule a one-on-one meeting, please contact your Canaccord Genuity representative.

Participants may access a live webcast of the fireside chat on the Horizon Acquisition Corporation website at www.horizonacquisitioncorp.com/. A replay will be archived online for one year.

Vivid Seats recently announced it expects to become a publicly traded company via a merger with Horizon Acquisition Corporation (NYSE:HZAC), a special purpose acquisition company. For more information about the transaction, please visit www.horizonacquisitioncorp.com/.

About Vivid Seats

Vivid Seats provides a marketplace for tickets to live sports, concerts and theater events along with a technology platform and services that support the ticketing ecosystem. Founded in 2001, the Chicago-based marketplace pairs exceptional affordability across one of the widest selections of tickets with its loyalty program, Vivid Seats Rewards, that enables fans to earn rewards when they purchase tickets to their favorite events. Selected by organizations like ESPN, Rolling Stone, the Los Angeles Clippers and University of Tennessee to serve as official ticketing partners, Vivid Seats supports all confirmed orders with a dedicated, award-winning customer service team to ensure the safest and most convenient purchase experience. Fans who want to sit closer and see more of their favorite live events can order by downloading the Vivid Seats mobile app, going to vividseats.com or calling by phone at 866-848-8499.

About Horizon Acquisition Corporation

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by the Sponsor, an affiliate of Eldridge. Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation will merge with and into Vivid Seats, Inc., which will be the surviving entity and the going-forward public company, and intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements Legend

Certain statements made in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the transaction between Vivid Seats and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Vivid Seats and the markets in which it operates, and Vivid Seats’ projected future results. These forward-looking statements generally are identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," “targets”, "may," "will," "should," “would,” “will be,” “will continue,” “will likely result,” "future," "propose," “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by Horizon’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of Horizon’s securities; the inability of the business combination to be completed by Horizon’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Horizon; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vivid Seats’ shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Vivid Seats’ ability to manage growth; Vivid Seats’ ability to execute its business plan and meet its projections; potential disruption in Vivid Seats’ employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vivid Seats or Horizon, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the live events industry in the markets in which Vivid Seats operates; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats and Horizon assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Vivid Seats nor Horizon gives any assurance that either Vivid Seats or Horizon will achieve its expectations.

Contacts:

Investors

Ashley DeSimone, ICR

Ashley.DeSimone@icrinc.com

646-677-1827

Media

Julia Young, ICR

Julia.Young@icrinc.com

646-277-1280